Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Royal Bank of Canada
Subject Company: Ferris, Baker Watts, Incorporated
Filer’s Exchange Act File Number: 001-13928
[Joint Press Release]
RBC TO ACQUIRE FERRIS, BAKER WATTS, INCORPORATED
Strategic move expands wealth management presence in key U.S. regions

MINNEAPOLIS and WASHINGTON, D.C., February 14, 2008 — Royal Bank of Canada (RY on TSX and NYSE), and Washington D.C.-based Ferris, Baker Watts, Incorporated (FBW), today announced the signing of a definitive merger agreement pursuant to which RBC Dain Rauscher Inc. will acquire FBW.
The details of the transaction were not disclosed. The acquisition is subject to customary closing conditions, including approval by U.S. and Canadian regulators and by FBW shareholders. The transaction is expected to be completed by mid 2008.
FBW, a privately held, employee-owned full-service broker-dealer and investment banking firm, has 42 branch offices and 15 Capital Markets/Support Services Offices in ten states and the District of Columbia with more than 900 employees (330 of whom are financial consultants) and approximately $18.5 billion in assets under administration.
“FBW represents a strong strategic and cultural fit for the U.S. wealth management business of RBC, and will significantly expand our presence in the Eastern, Midwest and Mid-Atlantic regions — all important markets for us,” said John Taft, President and CEO of RBC Dain Rauscher — the RBC subsidiary into which FBW will ultimately be combined.
“From the very start of our discussions with RBC, it became clear that they share our commitment to integrity and excellent service,” said Roger L. Calvert, President and CEO of FBW.
“Our firms have distinguished reputations and through this agreement we will both be able to increase services to our individual, corporate and institutional clients,” added George M. Ferris, Chairman of FBW.
“The acquisition of FBW demonstrates RBC’s continued commitment to building our wealth management presence in the U.S. and takes us one step closer to our goal of becoming a nationally recognized investment, advisory and wealth management firm,” added Taft.
In addition to RBC Dain Rauscher, RBC’s U.S. operations include: RBC Centura, a personal and business bank based in Raleigh, N.C.; RBC Insurance, a national provider of insurance protection and asset accumulation solutions based in Greenville, S.C.; RBC Capital Markets, the corporate and investment banking arm of RBC; and RBC International Wealth Management with offices in New York, Miami, Houston and San Francisco.

About Ferris, Baker Watts, Incorporated
Ferris, Baker Watts, Incorporated (FBW) is a full-service securities broker-dealer and investment banking firm with more than 900 employees, serving clients nationally from 42 Retail Branches and 15 Capital Markets and Support Services offices located in California, Colorado, the District of Columbia, Delaware, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia. With one of the largest retail brokerage networks in the Mid-Atlantic region, the firm maintains a focus on building and preserving wealth for individual investors and has $18.5 billion in assets under administration. FBW was formed in 1988 following the merger of Ferris and Co. and Baker Watts (founded in 1900) and has operated independently since that time serving individual, corporate and institutional clients
About RBC Wealth Management
RBC Dain Rauscher Inc. is part of RBC’s Wealth Management segment, which directly serves affluent and high net worth clients in Canada, the United States, Latin America, Europe and Asia, and provides asset management and trust products and services through RBC and third-party distributors and has nearly $500 billion of assets under administration, more than $160 billion of assets under management and more than 3,600 financial consultants, advisors, private bankers and trust officers. RBC Dain Rauscher, a wholly owned subsidiary of Royal Bank of Canada, is one of the largest full-service securities firms in the U.S. The company serves individual investors and businesses through offices coast to coast, and capital markets and correspondent clients in select U.S. and international markets. Founded in 1909, RBC Dain Rauscher is a member of the New York Stock Exchange and other major securities exchanges, as well as the Securities Investor Protection Corp.
About RBC
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ more than 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients throughout offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.
Media Contacts:
RBC
John Bousquet, RBC Dain Rauscher, (612) 371-2225
Beja Rodeck, RBC, (416) 974-5506
Ferris, Baker Watts, Incorporated.
Robin Oegerle, FBW, (410) 659-4607
Investor Contacts:
Marcia Moffat, RBC, (416) 955-7803
Amy Cairncross, RBC, (416) 955-7809
For general investor relations information please visit: www.rbc.com/investorrelations.
###

Additional information
RBC intends to file a registration statement on Form F-4 in connection with the transaction, and FBW intends to mail a proxy statement/prospectus to FBW’s shareholders in connection with the transaction. Investors and securityholders of FBW are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and securityholders may obtain a free copy of the Form F-4 and the proxy statement/prospectus at the SEC’s web site at www.sec.gov, or from RBC or FBW.
Safe Harbor Regarding Forward-Looking Statements
Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation, and Royal Bank of Canada and Ferris, Baker Watts, Incorporated intend that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements include, but are not limited to statements with respect to the acquisition of FBW by RBC. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and other forward-looking information, including statements about the acquisition of FBW by RBC Dain Rauscher will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that the RBC Dain Rauscher and FBW may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where FBW does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; RBC Dain Rauscher’s ability to complete the acquisition of FBW and to integrate it with RBC Dain Rauscher successfully; reputational risks, and other factors that may affect future results of Royal Bank of Canada, RBC Dain Rauscher and FBW including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, and technological and regulatory changes . We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in RBC’s 2007 Annual Report.
Except as required by law, RBC, RBC Dain Rauscher and FBW assume no obligation to update the forward-looking statements contained in this press release.